Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Royal Group Technologies Limited (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2	Date of Material Change

November 15, 2004

Item 3	News Release

A press release was issued on November 15, 2004 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4	Summary of Material Change

On November 15, 2004, the Company announced that it had reached an agreement with the Government of Canada, which concludes a Competition Bureau inquiry into one of its business units, Royal Window Coverings Canada, located in Quebec, and its sale of polyvinyl chloride (PVC) window coverings in 2002. The business unit pled guilty to an attempt to influence the pricing of another company in April of 2002 and will pay a fine of $200,000. It will also implement and monitor an improved compliance policy.

The Commissioner's investigation related solely to an isolated unsuccessful attempt in the business unit to influence window coverings prices in Canada in April of 2002 by an employee of that unit, who is no longer with the Company.

Upon learning of the Competition Bureau's investigation, Royal Group approached the Competition Bureau to proactively resolve its concerns and offered its cooperation. Royal also immediately took steps to ensure compliance with the Competition Act going forward, including the implementation and monitoring of an improved competition compliance program. The Company cooperated fully with the Competition Bureau and the settlement will conclude the Competition Bureau's investigation without any further impact on the Company.

Item 5	Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9	Date of Report

November 18, 2004

Schedule “A”

Cooperation and Compliance by Royal Group Leads to Resolution of Competition Bureau's Inquiry Into its Royal Window Coverings Canada Business Unit

    TORONTO, Nov. 15 /CNW/ - Royal Group Technologies Limited (RYG.SV-TSE; RYG-NYSE) has reached an agreement with the Government of Canada, which concludes a Competition Bureau inquiry into one of its business units, Royal Window Coverings Canada, located in Quebec, and its sale of polyvinyl chloride (PVC) window coverings in 2002. The business unit pled guilty today to an attempt to influence the pricing of another company in April of 2002 and will pay a fine of $200,000. It will also implement and monitor an improved compliance policy.

    The Commissioner's investigation related solely to an isolated unsuccessful attempt in the business unit to influence window coverings prices in Canada in April of 2002 by an employee of that unit, who is no longer with the company.

    Upon learning of the Competition Bureau's investigation, Royal Group approached the Competition Bureau to proactively resolve its concerns and offered its cooperation. Royal also immediately took steps to ensure compliance with the Competition Act going forward, including the implementation and monitoring of an improved competition compliance program. The company cooperated fully with the Competition Bureau and the settlement will conclude the Competition Bureau's investigation without any further impact on the company.

    Royal Group's US and Mexican Window Coverings business units are also cooperating with separate investigations being undertaken by US and Mexican competition law authorities into cost and price increases within the industry in 2002 and before.

    Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and distribution services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

    The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 15, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Scott D. Bates, General Counsel & Corporate Secretary, Royal Group Technologies Limited, OR Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, (905) 264-0701 (Telephone), (905) 264-0702 (Fax)